Tiziana Life Sciences Ltd.

55 Park Lane

London

W1k 1NA

March 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Tiziana Life Sciences Ltd.
Amendment No. 1 to Form F-3 Registration Statement
Filed February 25, 2022
File No. 333-252441

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tiziana Life Sciences Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Thursday, March 3, 2022, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

TIZIANA LIFE SCIENCES LTD.

By:	/s/ Kunwar Shailubhai
Name:	Kunwar Shailubhai
Title:	Chief Executive Officer